UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2018

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On September 28, 2018, the Board of Directors (the “Board”) of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), received a resignation and release letter from Mr. Xiaoping (Bob) Xu.  Mr. Xu resigned as an independent director and as a member of the Audit Committee of the Board.  Mr. Xu’s resignation was for personal reasons.

The Company will work with its Corporate Governance and Nominating Committee to identify, recommend and appoint a new independent director to fill the vacancy created by Mr. Xu’s departure.  At such time that a new director has been appointed the Company will provide an announcement.

The information in this Report, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Zhiping Qi
	Name:	Zhiping Qi
	Title:	Chief Executive Officer

Dated: October 29, 2018